Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. Additionally, unless otherwise stated, the terms “SLG Cayman,” “the Company” and “our Company” in the following discussion and analysis of our financial condition and results of operations refer to Smart Logistics Global Limited. The terms “we,”, “us,” “Group,” “our Group” and “our” refer to Smart Logistics Global Limited and its subsidiaries.

Overview

We are a well-established, reputable and innovative business-to-business contract logistics solution provider in the PRC focusing on industrial raw materials line-haul transportation business. We offer our customers cost-efficient, flexible and reliable logistic solutions with optimized transportation methods and routes tailored to their varying needs. For instance, we suggest to our customers the most suitable trucks and transportation equipment for the job, and the most cost- and time-saving routes to lower cost. We primarily provide land-only transportation as of the date of this prospectus.

We are able to offer comprehensive, customized logistic solutions to our customers because since the first day of our operation, we have been collecting and accumulating intelligence on the macro-logistics landscape of our targeted markets. We have developed our self-owned proprietary digitized system, including the Transportation Management System, during 2017 to 2019 through software companies which stores logistics data such as truck load data on each completed order, for our use and analysis. Leveraging on our experience, we are able to advise our customers the shortest, fastest and/or most cost-efficient transportation method, mode and routes with the aim to achieve cost-savings for our customers and in turn enhance our customers’ price competitiveness.

We strategically aim at serving customers in four major sectors in the PRC, namely paper, steel, coal and food, as we believe these are core sectors driving the PRC economies which are relatively immune to cyclical economic changes, and therefore we can also lower our risk to suffer from cyclical economic fluctuations by targeting the customers in these industries. A significant portion of our customers are large institutional customers, with whom we have maintained long-term relationships and typically enter into contracts for our provision of logistic solutions on a yearly basis. It is our strategy to prioritize these large customers because they usually demand high volume and long distance transportations between certain designated locations, which is generally more favourable for our operational efficiency, cost management and pricing, and provides more stable recurring revenue stream.

We generate revenue from the provision of transportation services under our contract logistics business. Our total revenue was approximately RMB298.7 million and RMB332.8 million (USD46.5 million) for the six months ended June 30, 2024 and 2025, respectively, representing an increase of approximately 11.4%. We recorded net income of approximately RMB1.3 million and RMB5.8 million (USD0.8 million) for the six months ended June 30, 2024 and 2025, respectively.

Key Factors Affecting our Results of Operations

General economic conditions in the PRC and developments in the industry

Our business and operating results are affected by a number of general factors in the PRC’s logistics industry, including, but not limited to:

●	The PRC’s overall economic growth, level of industrialization and level of logistics developments;

●	Developments of the industrial raw materials and necessities industry in the PRC in which our major customers were engaged in, especially within the primary regions in the PRC we typically operate in; and

●	Overall market competition in the PRC’s logistics industry.

Unfavorable changes in any of these general factors could materially and adversely affect our business and our results of operations.

Our ability to retain major customers and obtain new customers

For the six months ended June 30, 2024 and 2025, one customer with its subsidiaries accounted for 14% and 12% of the Group’s total revenues, respectively. Our ability to maintain stable business relationships with our customers, especially our major ones, will affect our revenue generated from our provision of contract logistics solutions to them. If we are unable to enter into new service contracts with our customers upon expiry of the current contracts, or there is a reduction or cessation of demands from these customers for whatever reasons and we are unable to enter into service contracts of comparable size and terms in substitution, our business, financial conditions and results of operation may be materially and adversely affected. We also develop new customers in our FTL centres located in strategic locations in PRC through referral of our existing customers and our own efforts. Therefore, our ability to expand our network of FTL centres into new geographic regions also affects our ability to secure new customers, and thus our business performance and results of operations.

Our ability to maintain and expand our truckers pool

Our ability to fulfil our customers’ transportation needs and to thus earn our revenue depends on our ability to secure suitable truckers for each job. Therefore, our ability to maintain and expand our truckers pool affects our ability to maintain and grow our business scale and results of operations. In carrying out our contract logistics business, while we select the best fitting truckers and trucks for our customers, we also establish steady and reciprocal relationships with truckers through repeated transactions with us through our suppliers. The number of truckers registered in our TMS increased from approximately 130,000 as at December 31, 2024 and over 140,000 as at the date of this prospectus, and it is our strategy to continue expanding such pool.

Strategic acquisitions and investments

We may selectively pursue acquisitions and investments that we believe are strategic and complementary to our operations and technology. The business or financial performance of the companies we have invested in as well as our ability to successfully integrate these investments with our existing business would impact our results of operations and financial conditions. We believe that a solid investment strategy in smart logistics parks and logistics information and communications technology are essential for scaling up our business operation as they are needed as logistics hubs to deepen our logistics network laid across PRC and that is critical for us to accelerate our growth and strengthen our competitive position in the future.

Critical Accounting Policies and Accounting Estimates

Revenue recognition

The Group follows the rules and guidance set out under ASC 606, Revenue from Contracts with Customers (“ASC 606”), since January 1, 2020 when recognizing revenue from contracts with customers. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In according with ASC 606, revenues are recognized when the Group satisfies the performance obligations by delivering the promised services to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation.

The Group generates revenues mainly from providing transportation services. The Group has elected to apply the practical expedient to apply ASC 606 at a portfolio level according to ASU 2014-09. Revenue recognition policies are as follow:

Transportation services

The Group derives its transportation service revenue by providing transportation services based on customers’ order. The performance obligation specified in customer orders is to transport customer’s goods on a shipment-by-shipment basis. The transaction price is predetermined mainly according to the distance of the transportation as well as the volume of the goods. The transportation revenue is recognized over time, which generally represents the transit period from origin to a destination by a trucker. The transit period can vary based on origin and destination, but usually can be fulfilled within one day to three days. Contracts still in transit at period end are not material. Generally, the credit term is within three months. There is no other obligation in our contracts, such as return, refund or warranties.

Fuzhou Feiyi also provides vehicle repair and maintenance services and sales of tires or spare parts to its customers and recognizes revenue at point in time as the Group completes the services or control transferred to the customers. These revenues were less than 1% and insignificant and were not separately presented in the combined statements of income.

Principal and Agent Considerations

In the Group’s transportation business, the Group utilizes independent contractors and third-party carriers in the performances of transportation services as and when needed. GAAP requires us to evaluate, using a control model, whether the Group itself promises to provide services to the customers (as a principal) or to arrange for services to be provided by another party (as an agent). Based on the Group’s evaluation using a control model, the Group determined that in all of its major business activities, it serves as a principal rather than an agent within their revenue arrangements. Revenue and the associated purchased transportation costs are both reported on a gross basis within the combined statements of income and comprehensive income.

Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If a company performs by transferring goods or services to a customer before the customer pays consideration or before a payment is due, a contract asset is recognized for the earned consideration that is unbilled. Contract assets are subject to impairment assessment.

The Group generally bills their customers in the following months. The Group’s contract assets contains earned but unbilled revenue associated with contract work that has been completed but not paid by customers, that are generally due once the transportation services are confirmed by both party and VAT invoice is issued. As of December 31, 2024 and June 30, 2025, the balance of contract assets was approximately RMB63.6 million and RMB48.7 million (US$6.8 million), respectively.

Contract liabilities

A contract liability is recognized when a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related services. Contract liabilities are recognized as revenue when the Group the services under the contract. As of December 31, 2024 and June 30, 2025, the balance of contract liabilities was RMB236,821 and RMB557,741 (US$77,858), respectively which were presented as “Advance from customers”. All contract liabilities were recognized as revenue in the following year/period.

Accounts receivable and allowance for expected credit loss of receivables

ASU 2016-13 replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to estimate credit losses. The adoption of ASU 2016-13 on January 1, 2023 did not have a material impact on our combined and consolidated financial statements and disclosures.

Accounts receivable are stated at their original invoiced amounts, net of an allowance for credit losses. Accounts are considered overdue after 90 days. The Group estimates credit losses on accounts receivable using the CECL model, considering factors such as historical collection experience, aging of receivables, customer credit history and financial condition, as well as current and forecasted economic and industry conditions. The adequacy of the allowance is reviewed regularly and adjusted when necessary. Account balances are written off against the allowance when collection is deemed remote and all collection efforts have been exhausted.

Loans that the Group has the intent and ability to hold for the foreseeable future or until maturity or payoff are carried at amortized cost, net of an allowance for credit losses, if any. Amortized cost includes the principal balance outstanding, net of any deferred loan fees and costs. Interest income is accrued on the unpaid principal balance, and accrued interest receivable is presented within “Loan and interest receivable from third-party suppliers” and “Loan receivable from controlling shareholder,” respectively, on the consolidated balance sheet. Credit losses on loans are estimated using the CECL model based on relevant internal and external factors, including borrower creditworthiness and macroeconomic conditions.

Impairment of long-lived assets

The Group reviews long-lived assets, including property, equipment and software, ROU assets and land use right, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future pre-tax cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the year ended December 31, 2024 and the six months ended June 30, 2025, no impairment of long-lived assets were recognized.

The preparation of the financial statements requires the management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures.

Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations of the Company.

For the year ended December 31, 2024 and the six months ended June 30, 2024 and 2025, respectively, the Company did not have any critical accounting estimates.

Results of Operations

Six months ended June 30, 2025 compared with six months ended June 30, 2024

The following table summarizes our combined results of operations of the Company and its wholly owned subsidiaries for the periods presented.

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
REVENUE	298,661,805	332,805,659	46,457,879

COSTS AND EXPENSES
Costs of revenue	289,262,630	315,081,124	43,983,629
Selling and marketing expenses	2,560,329	2,281,321	318,460
General and administrative expenses	6,180,899	6,687,373	933,520
Total costs and expenses	(298,003,858)	(324,049,818)	(45,235,609)

INCOME FROM OPERATIONS	657,947	8,755,841	1,222,270

OTHER INCOMES
Foreign exchange gain	-	6,247	872
Other income (expenses) , net	8,557	(29,778)	(4,157)
Interest income (expenses), net	1,928,062	(581,615)	(81,190)
Total other income (expenses), net	1,936,619	(605,146)	(84,475)

INCOME BEFORE INCOME TAXES	2,594,566	8,150,695	1,137,795

Income tax expense	(1,318,621)	(2,321,199)	(324,027)

NET INCOME	1,275,945	5,829,496	813,768

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments	(2,501,035)	(242,776)	(33,890)

COMPREHENSIVE (LOSS) INCOME	(1,225,090)	5,586,720	779,878

Revenue

We provide transportation services pursuant to our contract logistics business. Our major customers are usually based in the PRC and in the paper manufacturing, steel, coal and food industries.

We derived our revenue primarily from the provision of transportation services during the six months ended June 30, 2024 and 2025, respectively. Our revenue from the provision of transportation services increased from approximately RMB298.7 million for the six months ended June 30, 2024 to approximately RMB332.8 million (USD46.5 million) for the six months ended June 30, 2025, representing an increase of approximately 11.4%. The increase in our revenue from the provision of transportation services was primarily attributed to the increased needs and demands from customers, which in turn was generally attributed to the economic growth in the PRC during the period.

Revenue disaggregation

The Group primarily derives its transportation service revenue by providing transportation services based on customers’ order.

In respect of the Group’s revenues generated from providing transportation service, a substantial part of them were recognized from providing through third-party truckers to provide industrial raw materials or necessities line-haul transportation services for industrial customers, and there were no substantial difference in the nature, amount, timing and uncertainty of the revenues and cash flows among different industrial customers, regions, or between third-party truckers and the self-owned fleet.

Costs of Revenue

Our costs of revenue mainly consisted of cost of transportation services. The cost of transportation services comprises payments made to truck drivers through the payment and administrative service suppliers, depreciation expenses, employee wages and benefits, fuel cost and maintenance or insurance costs of vehicles.

Our costs of revenue increased from approximately RMB289.3 million to approximately RMB315.1 million (USD44.0 million) for the six months ended June 30, 2024 and 2025, respectively, representing an increase of approximately 8.9%. Over 96% of such costs of revenue for the six months ended June 30, 2024 and 2025, respectively, were logistics service charges incurred by using third-party truckers or self-owned fleet to provide transportation services to the Group’s customers, and in general, the amount of such logistics service charges was in line with the level of the Group’s transportation services. Therefore, the increase in the Group’s costs of revenue, which mainly consisted of the aforesaid logistics service charges, during the six months ended June 30, 2025 was generally in line with the increase in our revenue from the provision of transportation services during the same period. The remaining less than 4% of the Group’s costs of revenue for the six months ended June 30, 2024 and 2025, respectively, were primarily depreciation, fuel cost, maintenance or insurance costs of vehicles and others, and were insignificant.

Gross profit margin

Our gross profit margin increased from approximately 3.1% for the six months ended June 30, 2024 to approximately 5.3% for the six months ended June 30, 2025. The improvement was primarily attributable to both pricing and cost factors. In response to continued economic growth, the Company implemented targeted pricing strategies that resulted in higher margins for certain customers, supported by stronger demand and favorable market conditions. Although total cost of revenue increased during the period, the average rates charged by service suppliers declined, reflecting heightened competition among third-party truckers in the market. These factors, in combination, contributed to the overall improvement in gross profit margin for the current reporting period.

Selling and marketing expenses

Our selling and marketing expenses consist primarily of employee wages, rental expenses and benefits for sales staff, rental expense, depreciation expenses and other daily expenses which are related to the sales and marketing functions.

Our selling and marketing expenses decreased from approximately RMB2.6 million to approximately RMB2.3 million (US$0.3 million) for the six months ended June 30, 2024 and 2025, respectively, representing a decrease of approximately 10.9%. As we primarily targeted large institutional customers instead of retail ones, our selling expenses were insignificant in terms of amount and relative to our revenue. Its decrease over the said periods was primarily attributable to less business travels and social networking with existing or potential customers during 2025.

General and Administrative Expenses

Our general and administrative expenses consisted primarily of employee wages and benefits for corporate employees, office expenses, rental expenses, depreciation charge and other expenses which are related to the general corporate functions.

Our general and administrative expenses amounted to approximately RMB6.2 million and approximately RMB6.7 million (USD0.9 million) for the six months ended June 30, 2024 and 2025, respectively. For the six months ended June 30, 2024, our general and administrative expenses generally consisted of (i) salaries, employee benefits and travelling fees of approximately RMB2.8 million in aggregate; (ii) audit fees of approximately RMB1.6 million; (iii) depreciation costs and amortization of approximately RMB0.8 million in aggregate; (iv) general and office expenses of RMB0.9 million; and (v) others of RMB0.1 million. For the six months ended June 30, 2025, our general and administrative expenses generally consisted of (i) salaries, employee benefits and travelling fees of approximately RMB2.8 million in aggregate; (ii) audit fees of approximately RMB2.3 million; (iii) depreciation costs and amortization of approximately RMB0.6 million in aggregate; (iv) general and office expenses of RMB0.5 million; and (v) others of RMB0.5 million.

Income from operations

As a result of the foregoing, our income from operations increased from approximately RMB0.7 million to approximately RMB8.8 million (USD1.2 million) for the six months ended June 30, 2024 and 2025, respectively. It was mainly a combined effect of the increase in our revenue and increase in our general and administrative expenses over the said periods.

Total other income, net

Our total other income, net consisted of (i) foreign exchange gain; (ii) other expenses or income, net; and (iii) interest expenses or income, net for the six months ended June 30, 2024 and 2025, respectively. Our total other income, net decreased from approximately RMB1.9 million to approximately -RMB0.6 million (USD0.1 million) for the six months ended June 30, 2024 and 2025, respectively.

For the six months ended June 30, 2024 and 2025, respectively, (i) our foreign exchange gain was nil and RMB6,247; (ii) we recorded other income, net of approximately RMB8,557 and other expenses, net of approximately RMB29,778 (USD4,157); and (iii) our interest income, net decreased from approximately RMB1.9 million to approximately -RMB0.6 million (USD0.08 million) which primarily represented the loan interest income from our loans to our payment and administrative service suppliers and our controlling shareholder and both loans principal had fully repaid in 2024..

Income Tax Expense

Our income tax expenses increased from approximately RMB1.3 million to approximately RMB2.3 million (USD0.3 million) for the six months ended June 30, 2024 and 2025, respectively. This was primarily attributable to the increase in our taxable income. Our effective tax rate was approximately 50.8% and 28.5% for the six months ended June 30, 2024 and 2025, respectively. The lower effective tax rate for the six months ended June 30, 2025 was because while our income before income taxes was significantly higher for the six months ended June 30, 2024, and therefore the resulting income tax expense was proportionally lower when divided by our income before income taxes (which represented our effective tax rate) for the six months ended June 30, 2025.

Net Income

As a result of the foregoing, our net income increased from approximately RMB1.3 million to approximately RMB5.8 million (USD0.8 million) for the six months ended June 30, 2024 and 2025, respectively. Net profit margin was approximately 0.4% and 1.8% for the six months ended June 30, 2024 and 2025, respectively, due to the aforesaid reasons.

Liquidity, assets and liabilities

The following table set forth our current assets and current liabilities as of the dates indicated:

	As of
	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
Current Assets
Cash	10,522,943	3,277,379	457,504
Accounts receivable, net	15,742,983	16,367,372	2,284,797
Contract assets	63,584,323	48,728,479	6,802,233
Inventories	334,937	332,633	46,434
Prepayments and other current assets	7,065,310	29,588,683	4,130,421
Total current assets	97,250,496	98,294,546	13,721,389

Current Liabilities
Accounts payable	9,607,647	1,541,081	215,127
Accrued expenses and other current liabilities	9,933,441	11,205,693	1,564,253
Advances from customers	236,821	557,741	77,858
Short-term bank loans	31,000,000	31,000,000	4,327,433
Due to Controlling Shareholder	1,290,837	4,983,711	695,699
Dividend payable	59,800	58,073	8,107
Income tax payables	2,667,477	1,365,801	190,658
Operating lease liabilities, current	367,798	90,412	12,621
Total current liabilities	55,163,821	50,802,512	7,091,756

Net current assets	42,086,675	47,492,034	6,629,633

Since its establishment, the Group has been generally financed by our net cash provided by operating activities, supported by bank loans and advances from our ultimate shareholder, Mr. Hue Kwok Chiu, when necessary.

As of June 30, 2025, our current assets exceed our current liabilities by approximately RMB47.5 million (USD6.6 million). We achieved net income of RMB5.8 million (USD0.8 million) for the six months ended June 30, 2025. Net cash used in operating activities was approximately RMB9.1 million (USD1.3 million) for the six months ended June 30, 2025. Historically, we have been able to generate sufficient operating cash to cover the current liabilities.

Subsequent to the reporting period ended 30 June 2025, the Company successfully completed its initial public offering and listed its shares on the Nasdaq Stock Market on October 15, 2025. The offering resulted in the issuance of 1,000,000 new ordinary shares and generated gross proceeds of USD5.0 million. This transaction represents a significant milestone in the Company’s development, enhancing its capital structure and providing additional liquidity to support future growth. Management intends to utilize the proceeds to strengthen the Company’s balance sheet, fund ongoing infrastructure investments, and pursue expansion into new markets. The IPO has also increased the Company’s visibility among global investors, which is expected to facilitate access to capital markets for future financing needs.

Short-term bank loans

	As of December 31, 2024	As of June 30, 2025	As of June 30, 2025
	RMB	RMB	US$
Guaranteed by Jiangxi JB and the couple of Ms. Gong Su Fang (the legal representative of Jiangxi JB)(1)	5,000,000	5,000,000	697,973
Credit loan, no guarantee(2)	3,000,000	3,000,000	418,784
Collateralized by real estate properties of Fuzhou JB and guaranteed by Ms. Gong Su Fang (the legal representative of Jiangxi JB)(3)	13,000,000	13,000,000	1,814,730
Guaranteed by Jiangxi JB, a third-party financing guarantee company and Mr. Hue Kwok Chiu(4)	5,000,00	5,000,000	697,973
Guaranteed by Jiangxi JB, Ms. Gong Su Fang (the legal representative of Jiangxi JB) and a third-party financing guarantee company(5)	5,000,000	5,000,000	697,973
Total	31,000,000	31,000,000	4,327,433

(1)	This bank loan will be due in December 2025.

(2)	In March 2025,, the Group fully repaid RMB 3,000,000 to the bank. In the same month, the Group entered into another loan agreement with the same bank of RMB 3,000,000 (fixed interest rate of 3.3% per annum) with a term of one-year and without any guarantee.

(3)	In June 2025, the Group fully repaid RMB 13,000,000 to the bank. In the same month, the Group entered into another loan agreement with the same bank of RMB 13,000,000 (fixed interest rate of 3.3675% per annum) with a term of one-year and same guarantee terms as above.

(4)	In August 2025, the Group fully repaid RMB 5,000,000 to the bank. In the same month, the Group entered into another loan agreement with the same bank of RMB 4,900,000 (fixed interest rate of 4.9% per annum) with a term of one-year and guaranteed by Jiangxi JB, third-party supplier A and Mr. Hue Kwok Chiu .

(5)	In April 2025, the Group entered into a revolving loan agreement of RMB 5,000,000 (fixed interest rate of 3.1% per annum) for one-year with a new bank guaranteed by Jiangxi JB, Ms. Gong Su Fang (the legal representative of Jiangxi JB) and a third-party financing guarantee company.

The short-term bank loans outstanding as of December 31, 2024 and June 30, 2025 carried a weighted average interest rate of approximately 3.94% and 3.60%, respectively. The interest expenses of the short-term bank loans for the six months ended June 30, 2024 and 2025 were RMB 538,644 and RMB 585,225 (US$81,694) respectively, which were included as an item under interest income, net.

Shareholder borrowings and settlement

(1) Due to controlling shareholder

Name of Related Party	Relationship	Nature	December 31, 2024	June 30, 2025	June 30, 2025
			RMB	RMB	US$
Mr. Hue Kwok Chiu	Sole and ultimate shareholder, Chairman and Chief Executive Officer	Advances for operational purposes	1,290,837	4,983,711	695,699

The balance represented advances from the ultimate shareholder. The balances were unsecured, non-interest bearing and repayable on demand.

On May 31, 2024, Fuzhou JB, Jiabin HK and Mr. Hue Kwok Chiu entered into a tripartite deed (the “Deed”). Upon the completion of the Deed (see below Note (2)), Jiabin HK assumes to repay RMB123.27 million and the balance was reduced to RMB11 million.

During the period ended June 30, 2025, Jiabin HK borrowed approximately RMB 3.8 million from Mr. Hue Kwok Chiu and made no repayments during the period. As of October 31, 2025, the balance payable to Mr. Hue Kwok Chiu had increased to approximately RMB 7.0 million.

(2) Shareholder borrowing

During the year ended December 31, 2023, Mr. Hue, Kwok Chiu, our Chief Executive Officer and Chairman of the board of directors, borrowed RMB 120,000,000 in aggregate, from Fuzhou JB, our wholly owned subsidiary, which was for his personal use. All of such loans were secured by Jiabin HK’s balance due to Mr. Hue, Kwok Chiu from time to time, which was disclosed above, all carry interests at a simple rate of 3.55% per annum, and all repayable on December 31, 2023 under the original debt agreements (the “Debt Agreements”). As of December 31, 2023 and June 30, 2024, the balance of due from shareholder was RMB 121,471,741 and nil, respectively.

On December 14, 2023, Fuzhou JB, Mr. Hue, Kwok Chiu and Jiabin HK entered into a supplemental agreement pursuant to which it is agreed that, among other things, Mr. Hue, Kwok Chiu’s loans due to Fuzhou JB in the aggregate amount of RMB120,000,000 (US$ 16,901,647) and the carrying interests at a simple rate of 3.55% per annum will become repayable before December 31, 2024.

On May 31, 2024, Fuzhou JB, Jiabin HK and Mr. Hue Kwok Chiu entered into the Deed. Pursuant to the Deed, (i) Mr. Hue Kwok Chiu transfers his obligation under the Debt agreement to Jiabin HK, and Jiabin HK agrees to assume and repay any and all of liabilities of Mr. Hue Kwok Chiu under the Debt Agreements between Mr. Hue Kwok Chiu and Fuzhou JB in the aggregate amount of RMB120 million (US$16.5 million) and all accrued interest thereunder amounting to RMB3.27 million and (ii) Fuzhou JB agrees to seek repayment of these liabilities exclusively from Jiabin HK and not to seek repayment of any such liability from Mr. Hue Kwok Chiu. After completion of such transactions, Mr. Hue Kwok Chiu shall be deemed to have discharged his liabilities under the Debt Agreement.

On December 24, 2024, Fuzhou JB entered into a supplemental agreement pursuant to which it is agreed that, among other things, Jiabin HK’s loans due to Fuzhou JB in the aggregate amount of RMB120,000,000 (US$16,439,933) and the carrying interests at a simple rate of 3.55% per annum will become repayable before December 30, 2025.

Cash Flows

Comparison of six months ended June 30, 2024 and 2025

Our use of cash primarily related to operating activities and capital expenditure. We have historically financed our operations primarily through our cash flow generated from our operations. The following table sets forth a summary of our cash flows information for the years indicated:

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Net cash provided by (used in) operating activities	8,535,355	(9,111,706)	(1,271,946)
Net cash (used in) investing activities	(17,478,879)	(235,282)	(32,844)
Net cash provided by financing activities	9,699,450	2,364,697	330,099
Effect of exchange rate changes	(114,353)	(263,273)	(36,751)
Net increase / (decrease) in cash	641,573	(7,245,564)	(1,011,442)
Cash, beginning of period	13,700,510	10,522,943	1,468,946
Cash, end of period	14,342,083	3,277,379	457,504

Operating activities

Our cash inflow from operating activities was principally from the revenue from transportation services, while our cash outflow used in operating activities principally consisted of payments for logistics services, maintenance service, staff costs, and other costs and expenses.

Net cash provided by operating activities reflects our net profit adjusted for (i) non-cash item, namely depreciation and amortization of our property, equipment and software, amortization of land use right and right-of-use assets, deferred income tax, foreign exchange loss or gain; and (ii) the effects of changes in operating assets and liabilities, which mainly comprised our accounts receivable, interest receivable, contract assets and accounts payable, for the six months ended June 30, 2024 and 2025, respectively.

Net cash provided by operating activities was approximately RMB8.5 million for the six months ended June 30, 2024 which comprised our net income of approximately RMB1.3 million (US$0.2 million) and primary adjustments and changes of (i) depreciation and amortization of property, equipment and software of approximately RMB0.9 million (US$0.1 million); (ii) an increase in accounts receivable of approximately RMB2.8 million (US$0.4 million); (iii) a decrease in interest receivable of approximately RMB2.5 million (US$0.3 million); (iv) a decrease in contract assets of approximately RMB15.5 million (US$2.1 million); and (v) a decrease in accounts payable of approximately RMB10.0 million (US$1.4 million), among other things.

Net cash used in operating activities was approximately RMB9.1 million for the six months ended June 30, 2025 which comprised our net income of approximately RMB5.8 million and primary adjustments and changes of (i) depreciation and amortization of property, equipment and software of approximately RMB0.8 million; (ii) an increase in accounts receivable of approximately RMB0.6 million; (iii) an increase in prepaid expenses and other current assets of approximately RMB22.5 million; (iv) a decrease in accounts payable of approximately RMB8.1 million; (v) a decrease in contract assets of approximately RMB14.9 million; and (vi) an increase in accrued expenses and other current liabilities of approximately RMB1.3 million, among other things.

Investing activities

Our cash used in investing activities was principally for the purchase of property, equipment and software, and loan to third parties.

Net cash used in investing activities was approximately RMB17.5 million (US$2.4 million) for the six months ended June 30, 2024, which mainly consisted of loan provided to third-party suppliers of RMB25.0 million (US$3.4 million), offset with repayment of loans from third-party suppliers of approximately RMB7.7 million (US$1.1 million).

Net cash used in investing activities was approximately RMB0.2 million (US$0.03 million) for the six months ended June 30, 2025, which mainly consisted of purchasing property, equipment and software.

Financing activities

Net cash provided by financing activities was approximately RMB9.7 million for the six months ended June 30, 2024, which was primarily attributable loan received from the bank of RMB21.0 million and to amount received from the controlling shareholder of approximately RMB4.6 million being offset by repayment of bank loan of RMB13.0 million, payment of deferred issuance cost of approximately RMB1.6 million and amount repaid to the controlling shareholder of approximately RMB1.3 million .

Net cash provided by financing activities was approximately RMB2.4 million (US$0.3 million) for the six months ended June 30, 2025, which was primarily attributable to loan received from the bank of approximately RMB21.0 million (US$2.9 million) and amount received from the controlling shareholder of approximately RMB3.7 million (US$0.5 million)being offset by repayment of bank loan of approximately RMB21.0 million (US$2.9 million), and payment of deferred issuance cost of approximately RMB1.3 million (US$0.2 million).

Cash

The Company’s subsidiaries in PRC conduct their businesses in the local currency, Renminbi (RMB), as their functional currency and reporting currency.

We had cash of RMB10.5 million and RMB3.3 million as of December 31, 2024 and June 30, 2025, respectively. The cash disaggregated by currency denomination are as follow:

	As of December 31, 2024		As of June 30, 2025
	Amount	RMB equivalent	Amount	RMB equivalent
Cash:
HK$	167,410	157,315	51,385	46,915
US$	116	772	111	775
RMB	10,364,856	10,364,856	3,229,689	3,229,689
Total		10,522,943		3,277,379

In managing our liquidity risk, we monitor and maintain a level of cash and cash equivalents deemed adequate by our management to finance our operations and mitigate the effects of unexpected fluctuations in cash flows. We regularly monitor the repayment dates of financial liabilities, including accounts payable, other payables and accrued charges, etc. to match with financial resources available to us from time to time. We manage liquidity risk by maintaining adequate financial resources, including existing cash and bank balances and operating cash flows.

We currently expect that there will not be any material change in the sources and uses of cash, except that we would have additional cash outflow for payment of listing expenses.

Accounts Receivable and contract assets

Accounts receivable is recognized and carried at original invoiced amount less an estimated allowance for credit losses. We determine the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for credit losses after management has determined that the likelihood of collection is not probable.

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If a company performs by transferring goods or services to a customer before the customer pays consideration or before a payment is due, a contract asset is recognized for the earned consideration that is unbilled. Contract assets are subject to impairment assessment. The Group generally bills their customers in the following months. The Group’s contract assets contain earned but unbilled revenue associated with contract work that has been completed but not paid by customers, that are generally due once the transportation services are confirmed by both parties and VAT invoice is issued.

As of June 30, 2025, the balances of accounts receivable and contract assets increased by 4.0% and decreased by 23.4%, respectively, compared with that as of December 31, 2024. As of June 30, 2024, the aging of all accounts receivable balance is within one year, and there was no allowance recorded as the Company considers all of the accounts receivable fully realizable.

As of the date of this report, approximately RMB16.4 million or approximately 98.2% of the Group’s accounts receivable, net as of June 30, 2025 has been collected by the Group.